Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 6 August 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS announcement: Sasol welcomes decision on windfall tax

Sasol Limited – Sasol welcomes decision on windfall tax
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol welcomes decision on windfall tax

The South African Minister of Finance, Trevor Manuel, announced today that National Treasury would not proceed with a windfall tax on the profits earned by existing synthetic fuel producers. The full statement is available on National Treasury's website: www.treasury.gov.za

Sasol warmly welcomes National Treasury's decision. "Our government's growth vision for the synthetic fuel sector is encouraging. We thank the Minister and the National Treasury team for the constructive manner in which this complex investigation was conducted. This is a win-win outcome for all," says Sasol chief executive Pat Davies

Commenting on the decision, Davies says: "We are enthusiastic about the role we can play in enhancing South Africa's energy security and have started the first phase of significantly expanding our existing synthetic fuels capacity in Secunda, South Africa. We also confirm that we are proceeding with a pre-feasibility study into a greenfields coal-to-liquids (CTL) facility in partnership with government." The pre-feasibility study of the project, known as Project Mafutha, is expected to be completed during 2008.

Sasol also notes government's aim to create a climate of certainty for the liquid fuels industry and lay a basis to ensure the success of growth projects like Mafutha. "We are one of the largest investors in this economy and believe that Project Mafutha could provide Sasol and our stakeholders with a further promising investment opportunity. We are optimistic that the proposed venture will meet both government's and Sasol's investment criteria. We look forward to partnering with government to sustainably address our country's energy needs," says Davies.

6 August 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements: In this announcement we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve

inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 2 November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 August 2007   By: /s/ N L Joubert
                                                          Name: Nereus Louis Joubert
                                                          Title: Company Secretary